Filed Pursuant to Rule 424(b)(3)

SEC Registration No. 333-146178

PROSPECTUS SUPPLEMENT TO CAPE BANCORP, INC. PROSPECTUS

DATED NOVEMBER 13, 2007

Cape Bancorp, Inc.

(Proposed Holding Company for Cape Savings Bank)

This supplements the prospectus of Cape Bancorp, Inc. dated November 13, 2007. This prospectus supplement should be read together with the prospectus.

The subscription offering closed on December 17, 2007. We are extending the community offering, commencing a syndicated community offering and increasing maximum purchase limitations.

To facilitate the sale of shares of Cape Bancorp, Inc. common stock, as contemplated by our plan of conversion, we are extending the community offering until December 31, 2007.

We are commencing a syndicated community offering.

We will be conducting a syndicated community offering of shares not subscribed for in the subscription and community offerings. We will commence a syndicated community offering on or about January 7, 2008. The shares will be offered for sale to the general public at the subscription offering price of $10.00 per share. Stifel, Nicolaus & Company, Incorporated is acting as sole book-running manager of the syndicated community offering, which is being conducted on a best efforts basis pursuant to a prospectus dated November 13, 2007. Stifel Nicolaus is not required to purchase any shares in the offering. Anyone purchasing common stock in the syndicated community offering is subject to the new purchase limitations discussed below and is otherwise subject to all applicable conditions disclosed in the prospectus.

We are increasing the number of shares that you may purchase in the offering.

•	The individual purchase limitation of 35,000 shares ($350,000) has been increased to 250,000 shares ($2,500,000).

•	The purchase limitation for persons and their associates, or with persons acting in concert, has been increased from 50,000 shares ($500,000) to 360,000 shares ($3,600,000).

All shares will be sold in the offering at the $10.00 offering price per share.

If you previously have submitted an order or orders in the subscription or community offering for 35,000 shares ($350,000), or if you and persons deemed to be your associates or acting in concert with you, have submitted orders for 50,000 shares ($500,000), you may increase your orders by submitting a supplemental stock order form with full payment for the additional shares ordered at the offering price of $10.00 per share. The supplemental stock order form must be received (not postmarked) by 4:00 p.m., Eastern Time, on January 4, 2008. Payment for additional shares ordered must be by bank check, money order or personal check or by authorization of withdrawal from your deposit account(s) at Cape Savings Bank. Cash, third party checks and Cape Savings Bank line of credit checks will not be accepted as payment for additional shares ordered. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order. For assistance, please contact the Stock Information Center at (609) 465-7421 (local) or (800) 694-8800 (toll-free).

The opportunity to purchase shares of common stock in the community and syndicated community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the completion of the offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, Federal Deposit Insurance Corporation, the New Jersey Department of Banking and Insurance, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Stifel Nicolaus

The date of this prospectus supplement is December 21, 2007.